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                                                                  Exhibit (4)(d)

                      WHITE MOUNTAINS INSURANCE GROUP, INC.
                       DIRECTOR'S RETIREMENT BENEFIT PLAN
                              TERMINATION AMENDMENT

BACKGROUND:

      Since 1990, White Mountains Insurance Group, Inc. ("Company") has maintained a Retirement Benefit Plan ("Plan") for members of its Board of Directors. The Plan provides that any non-management Director who retires from the Board after having served as a Director for at least five years will be paid an annual retirement benefit. The benefit amount is 50% of the annual retainer that he or she was receiving in the year of retirement. The duration of the benefit is the number of full years of service on the Board, provided that payments are discontinued upon the death of the retired Director.

      The Company has decided to terminate accrual of further benefits under the Plan and desires to make certain amendments in regard to the payment of Plan benefits accrued prior to the termination date, as described below. This Amendment shall take effect as of the business day which immediately precedes the date on which the Company concludes its re-domestication as a Bermuda corporation.

AMENDMENTS:

Payment of Benefits upon Plan Termination.

      (a) Current Directors. Directors who are serving on the Board on the Plan termination date will receive a termination benefit determined by the formula R x Y where -

      "R" represents 50% of the annual retainer paid or payable to the Director for service during the current fiscal year of the Company, and

      "Y" represents the Director's total full years of service as a Director, through the Plan termination date.

The requirement for five years of service shall be waived for Directors in active service on the Plan termination date. The termination benefit shall be paid in a lump sum, in cash, as soon as practicable following the Plan termination date, provided that each Director shall be given an opportunity to elect to have all or a portion of his/her termination benefit paid in shares of the Company's common stock, valued at the closing price on the last trading day prior to the date of payment. Payment of such termination benefit shall be in full settlement of all claims of a current Director for benefits under the Plan, and the Company may require the Director to execute a written acknowledgment and release confirming that he/she has no further claim for benefits under the Plan.

      (b) Retired Directors. Each Director who had retired from the Board prior to the Plan termination date, and had become eligible for benefits under the Plan, will receive a lump-sum

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cash pre-payment in lieu of the aggregate Plan benefits which would otherwise be payable to him or her during the 24-month period following the Plan termination date. The possibility that the death of such Director might occur during such 24-month period shall be disregarded. Plan benefits (if any) which become due to such retired Director following such 24-month period will be paid by the Company, in cash from its general assets, in the amount(s) and at the time(s) otherwise payable under the Plan.

      (c) Income and Self-employment Taxes. Each Director or retired Director who receives payment of benefits under the Plan, as amended, shall be individually responsible for payment of all income and self-employment taxes upon such payment(s).

This Termination Amendment was approved by the Company's Human Resources Committee on August 27, 1999 and ratified by its Board of Directors on September 23, 1999.

                                           ATTEST


                                      /s/
                                    -----------------------------------
                                    Gordon S. Macklin - Chairman of the
                                    Human Resources Committee